Filing by Voyageur  Tax-Free Funds Pursuant to Rule 425 under the Securities Act of 1933, Subject Company - Delaware Tax-Free Minnesota Insured Fund, a series of
Voyageur Insured Funds, Commission File No. 811-04973

[Delaware Investments Logo]

August 28, 2006

Dear Shareholder:

I am writing to tell you about a  significant  change that has been proposed for
Delaware  Tax-Free  Minnesota  Insured  Fund.  The Board of Trustees of Delaware
Investments(R)Family  of Funds has  approved a proposal to  reorganize  Delaware
Tax-Free  Minnesota Insured Fund with and into Delaware Tax-Free Minnesota Fund, subject to shareholder approval.  The Board of Trustees responsible for Delaware
Tax-Free Minnesota Fund has also approved the reorganization.

It is  anticipated  that you will be asked to approve the  proposed  merger at a shareholder  meeting to be held in late November  2006.  Prior to that time, you will receive a combined prospectus / proxy statement. The statement will explain your voting rights and provide a discussion of the merger.  Any  solicitation of proxies by Delaware  Tax-Free  Minnesota  Insured Fund in  connection  with this shareholder meeting will be made only pursuant to separate proxy materials filed under the federal  securities laws. It is anticipated that these proxy materials will be distributed to the Fund's  shareholders in October 2006. There can be no assurance that the  shareholders  of the Fund will vote in favor of the proposed reorganization.  We urge  you to read the  proxy  materials  carefully  when you receive them, and we remind you that your vote is important.

The  investment  objectives  of Delaware  Tax-Free  Minnesota  Insured  Fund and
Delaware  Tax-Free  Minnesota  Fund are the same:  to seek high  current  income exempt from federal income taxes (including the federal alternative minimum tax)
and from Minnesota state personal income taxes,  consistent with preservation of capital.  Each Fund seeks to achieve its  investment  objectives by investing at least 80% of its net assets in municipal securities.  However, Delaware Tax-Free
Minnesota  Insured  Fund is  required  to invest  at least 80% of its  assets in insured securities. Therefore, the most significant difference between the Funds is that  Delaware  Tax-Free  Minnesota  Fund is not  required to make a specific allocation to insured securities.

The proposed  reorganized  fund may potentially  benefit by the growth in assets realized by  combining  the Funds.  A larger fund can  potentially  realize cost savings  due to  economies  of scale from the  spreading  of fixed  costs over a larger  asset  base,  and  by  reaching,  or  utilizing  to  a  greater  extent, breakpoints in investment management fees.

Both Funds are currently managed by the same team of portfolio managers,  and no management changes are expected as part of the merger.

Any account  options that you may have elected for your  current  account(s)  in
Delaware Tax-Free Minnesota Insured Fund (such as automatic  investing plans and systematic withdrawal plans) will be carried over to Delaware Tax-Free Minnesota
Fund.

If you do not wish to participate in the  reorganization,  you may exchange your shares of  Delaware  Minnesota  Tax-Free  Fund for shares of any other  Delaware
Investments  mutual fund.* If you do not wish to exchange into another  Delaware
Investments  mutual fund, you may liquidate your shares in full.  Please keep in mind that you may be subject to applicable taxes.  Please note that liquidations will be subject to any applicable  contingent  deferred  sales charges  (CDSCs);
such fees will not be waived as part of the reorganization.

If you have any  questions  about  these  changes or how they will  affect  your
Delaware  Investments  account(s),  I encourage  you to contact  your  financial advisor or call our  shareholder  service  center at  800-523-1918.  Our service representatives  are  available  to help you from  8:00 a.m.  to 7:00 p.m.  EST,
Monday through Friday.

In connection  with the proposed  Reorganization,  Delaware  Tax-Free  Minnesota
Insured Fund and Voyageur  Tax-Free  Funds,  on behalf of the Delaware  Tax-Free
Minnesota Fund, intend to file relevant  materials with the U.S.  Securities and
Exchange Commission (the "SEC"),  including a Form N-14 combined proxy statement for the Fund and a registration  statement for Delaware Tax-Free  Minnesota Fund that will contain a prospectus.  Because those documents will contain  important information,  the Fund's shareholders are urged to read them carefully when they become  available.  When filed with the SEC,  those  documents will be available free of charge at the SEC's website,  www.sec.gov.  The Fund's shareholders will also be able to obtain copies of these  documents and other  transaction-related documents  free of  charge,  when  available,  by calling  Delaware  Investments toll-free  at  800-523-1918.  The  foregoing  is not an  offer  to  sell,  nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

We thank you for your confidence in Delaware Investments, and we look forward to continuing to play an important part in your financial plan.

Sincerely,

/s/Patrick P. Coyne
Patrick P. Coyne
Chairman
Delaware Investments(R)Family of Funds

Delaware Investments is the marketing name of Delaware Management Holdings, Inc.
and its  subsidiaries.  Retail  mutual fund  advisory  services  are provided by
Delaware  Management  Company,  a series of Delaware  Management  Business Trust
(DMBT).  DMBT is a registered  investment  advisor and a subsidiary  of Delaware
Management Holdings, Inc.

* When  exchanging  Class B and Class C shares of one fund for the same class of shares in other  funds,  your new shares will be subject to the same  contingent deferred sales charge as the shares you originally purchased. The holding period for the  contingent  deferred  sales charge will also remain the same,  with the amount of time you held your original  shares being credited  toward the holding period  of your new  shares.  You don't pay  sales  charges  on shares  that you acquired  through the  reinvestment  of dividends.  You may have to pay taxes on your exchange.  When you exchange shares,  you are purchasing  shares in another fund so you  should be sure to get a copy of the fund's  prospectus  and read it carefully before buying shares through an exchange.

                                                                           (824)

Filing by Voyageur  Tax-Free Funds Pursuant to Rule 425 under the Securities Act of 1933, Subject Company - Delaware Tax-Free Minnesota Insured Fund, a series of
Voyageur Insured Funds, Commission File No. 811-04973

Dear Financial Advisor,

The  letter  below is being  mailed  to your  clients  who are  shareholders  of
Delaware Tax-Free  Minnesota Insured Fund. As the letter explains,  the Board of
Trustees  of Voyageur  Insured  Funds has  approved a proposal  that the Fund be reorganized into Delaware Tax-Free Minnesota Fund. The  reorganization  requires shareholder  approval,  which will be sought at a shareholder meeting to be held later this year.  It is  anticipated  that your clients will receive their proxy materials in the middle of October.

In addition to the letter,  your clients will receive  overview  materials (also enclosed)  that describe the proposed  reorganization  in more detail.  For more information  about the  proposal,  contact  your  regional  wholesaler,  who can explain the reorganization  and provide a detailed  comparison of the two Funds.
The Delaware  Investments  dealer  services team is also  available to help you.
They can be reached at 800 362-7500.

[Delaware Investments Logo]

August 28, 2006

Dear Shareholder:

I am writing to tell you about a  significant  change that has been proposed for
Delaware  Tax-Free  Minnesota  Insured  Fund.  The Board of Trustees of Delaware
Investments(R)Family  of Funds has  approved a proposal to  reorganize  Delaware
Tax-Free  Minnesota Insured Fund with and into Delaware Tax-Free Minnesota Fund, subject to shareholder approval.  The Board of Trustees responsible for Delaware
Tax-Free Minnesota Fund has also approved the reorganization.

It is  anticipated  that you will be asked to approve the  proposed  merger at a shareholder  meeting to be held in late November  2006.  Prior to that time, you will receive a combined prospectus / proxy statement. The statement will explain your voting rights and provide a discussion of the merger.  Any  solicitation of proxies by Delaware  Tax-Free  Minnesota  Insured Fund in  connection  with this shareholder meeting will be made only pursuant to separate proxy materials filed under the federal  securities laws. It is anticipated that these proxy materials will be distributed to the Fund's  shareholders in October 2006. There can be no assurance that the  shareholders  of the Fund will vote in favor of the proposed reorganization.  We urge  you to read the  proxy  materials  carefully  when you receive them, and we remind you that your vote is important.

The  investment  objectives  of Delaware  Tax-Free  Minnesota  Insured  Fund and
Delaware  Tax-Free  Minnesota  Fund are the same:  to seek high  current  income exempt from federal income taxes (including the federal alternative minimum tax)
and from Minnesota state personal income taxes,  consistent with preservation of capital.  Each Fund seeks to achieve its  investment  objectives by investing at least 80% of its net assets in municipal securities.  However, Delaware Tax-Free
Minnesota  Insured  Fund is  required  to invest  at least 80% of its  assets in insured securities. Therefore, the most significant difference between the Funds is that  Delaware  Tax-Free  Minnesota  Fund is not  required to make a specific allocation to insured securities.

The proposed  reorganized  fund may potentially  benefit by the growth in assets realized by  combining  the Funds.  A larger fund can  potentially  realize cost savings  due to  economies  of scale from the  spreading  of fixed  costs over a larger  asset  base,  and  by  reaching,  or  utilizing  to  a  greater  extent, breakpoints in investment management fees.

Both Funds are currently managed by the same team of portfolio managers,  and no management changes are expected as part of the merger.

Any account  options that you may have elected for your  current  account(s)  in
Delaware Tax-Free Minnesota Insured Fund (such as automatic  investing plans and systematic withdrawal plans) will be carried over to Delaware Tax-Free Minnesota
Fund.

If you do not wish to participate in the  reorganization,  you may exchange your shares of  Delaware  Minnesota  Tax-Free  Fund for shares of any other  Delaware
Investments  mutual fund.* If you do not wish to exchange into another  Delaware
Investments  mutual fund, you may liquidate your shares in full.  Please keep in mind you may be subject to applicable taxes.  Please note that liquidations will be subject to any applicable  contingent  deferred sales charges  (CDSCs);  such fees will not be waived as part of the reorganization.

If you have any  questions  about  these  changes or how they will  affect  your
Delaware  Investments  account(s),  I encourage  you to contact  your  financial advisor or call our  shareholder  service  center at  800-523-1918.  Our service representatives  are  available  to help you from  8:00 a.m.  to 7:00 p.m.  EST,
Monday through Friday.

In connection  with the proposed  Reorganization,  Delaware  Tax-Free  Minnesota
Insured Fund and Voyageur  Tax-Free  Funds,  on behalf of the Delaware  Tax-Free
Minnesota Fund, intend to file relevant  materials with the U.S.  Securities and
Exchange Commission (the "SEC"),  including a Form N-14 combined proxy statement for the Fund and a registration  statement for Delaware Tax-Free  Minnesota Fund that will contain a prospectus.  Because those documents will contain  important information,  the Fund's shareholders are urged to read them carefully when they become  available.  When filed with the SEC,  those  documents will be available free of charge at the SEC's website,  www.sec.gov.  The Fund's shareholders will also be able to obtain copies of these  documents and other  transaction-related documents  free of  charge,  when  available,  by calling  Delaware  Investments toll-free  at  800-523-1918.  The  foregoing  is not an  offer  to  sell,  nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

We thank you for your confidence in Delaware Investments, and we look forward to continuing to play an important part in your financial plan.

Sincerely,

/s/Patrick P. Coyne
Patrick P. Coyne
Chairman
Delaware Investments(R)Family of Funds

Delaware Investments is the marketing name of Delaware Management Holdings, Inc.
and its  subsidiaries.  Retail  mutual fund  advisory  services  are provided by
Delaware  Management  Company,  a series of Delaware  Management  Business Trust
(DMBT).  DMBT is a registered  investment  advisor and a subsidiary  of Delaware
Management Holdings, Inc.

* When  exchanging  Class B and Class C shares of one fund for the same class of shares in other  funds,  your new shares will be subject to the same  contingent deferred sales charge as the shares you originally purchased. The holding period for the  contingent  deferred  sales charge will also remain the same,  with the amount of time you held your original  shares being credited  toward the holding period  of your new  shares.  You don't pay  sales  charges  on shares  that you acquired  through the  reinvestment  of dividends.  You may have to pay taxes on your exchange.  When you exchange shares,  you are purchasing  shares in another fund so you  should be sure to get a copy of the fund's  prospectus  and read it carefully before buying shares through an exchange.

                                                                           (825)